Filed Pursuant to Rule 433 Dated as of July 20, 2016 Registration Statement No. 333- 207781 Term Sheet to Preliminary Prospectus Supplement dated July 20, 2016
OM Asset Management plc
4.800%Notes due 2026

Issuer:	OM Asset Management plc (“Company”)
Security:	4.800% Notes due 2026
Offering Format:	SEC-registered
Trade Date:	July 20, 2016
Expected Settlement Date:	July 25, 2016 (T+3)
Principal Amount:	$250,000,000
Maturity:	July 27, 2026
Interest Payment Dates:	January 27 and July 27, commencing January 27, 2017 (long first coupon)
Denominations:	$2,000 and increments of $1,000 (in excess thereof)
Optional Redemption:
Company may redeem all or a portion of the notes at any time, or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount or (2) the sum of the present values of the principal amount and the remaining scheduled payments of interest on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, in each case, plus any accrued and unpaid interest to, but excluding, the redemption date.

Redemption for Tax Reasons:
Company may redeem the notes in whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the redemption date if certain changes in the law of any relevant taxing jurisdiction become effective that would impose withholding taxes on the payments on the notes.

Benchmark Treasury:	1.625% due May 15, 2026
Benchmark Treasury Price / Yield:	100-15; 1.573%
Spread to Benchmark Treasury:	T + 325 basis points
Yield:	4.823%
Coupon:	4.800%
Price to Public:	99.819%
Net Proceeds to Issuer (before expenses):	$247,922,500
CUSIP / ISIN:	67110KAA9/US67110KAA97

Expected Ratings and Outlook*:	Moody’s: Baa2 (Stable) / S&P: BBB- (Stable)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this pricing term sheet supplements the preliminary prospectus supplement dated July 20, 2016 (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. For more complete information about the offering, you should review the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain copies from Citigroup Global Markets Inc. by contacting Citigroup Global Markets Inc., 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Broadridge Financial Solutions, or calling 1-800-831-9146 (toll-free), or Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com.
This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
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